ClickSoftware Contact:                          Investor Relations Contact:
Noa Schuman                                     Marybeth Csaby / Rob Fink
Investor Relations                              KCSA Strategic Communications
+972-3-7659-467                                 212-896-1236 / 212-896-1206
Noa.Schuman@clicksoftware.com                   mcsaby@kcsa.com / rfink@kcsa.com


              CLICKSOFTWARE REPORTS RECORD REVENUES FOR THE FOURTH
                    QUARTER AND YEAR ENDED DECEMBER 31, 2010

  Quarterly Revenues Up 8% Year-Over-Year, Annual Revenues Up 16%, and Cash at
                           Record Level of $51 Million

--------------------------------------------------------------------------------

BURLINGTON,  MA, February 9, 2011 - ClickSoftware  Technologies Ltd.  (NasdaqGS:
CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the fourth quarter and year ended December 31, 2010.

For the fourth quarter ended December 31, 2010, total revenues were $18.5 million, up 8% from $17.2 million in the fourth quarter of 2009. Net income for the fourth quarter of 2010 was $1.6 million, or $0.05 per fully diluted share, compared to net income of $3.8 million, or $0.12 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $2.2 million, or $0.07 per fully diluted share, compared to $3.5 million, or $0.11 per fully diluted share, for the same period last year.

Software license revenues for the fourth quarter of 2010 were $6.8 million, up 22% compared with software license revenues of $5.5 million for the same period last year. Service and maintenance revenues were $11.7 million, up 1% compared with service and maintenance revenues of $11.6 million in the same period last year.

Gross profit in the fourth quarter of 2010 was $11.4 million, or 62% of revenues, compared to $11.1 million, or 65% of revenues, in the same period last year.

Cash, cash equivalents and short and long-term investments at the end of the fourth quarter of 2010 increased to $51.0 million from $48.3 million at the end of the third quarter of 2010. Net cash provided by operating activities was $2.8 million during the fourth quarter of 2010.

Full Year Results
Total revenues for 2010 grew 16% over 2009 to $71.0 million, yielding net income of $9.0 million, or $0.28 per fully diluted share. This compares with revenues of $61.1 million and net income of $12.5 million, or $0.40 per fully diluted share, for 2009. Non-GAAP net income for 2010 was $12.0 million, or $0.37 per fully diluted share. This compares with Non-GAAP net income of $12.7 million, or $0.41 per fully diluted share, for 2009.

Management Commentary
"2010 was a good  year  marked by record  revenues  and cash  generation.  These milestones were achieved through a significant number of new customer wins, product enhancements, and strategic partnerships which, collectively, contributed to annual sales growth of 16%. While these top-line revenues came in slightly below our expectations, we believe our progress and investments during the year solidified the foundation for our continued growth in 2011 and beyond," said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO.

"During 2010 we made significant progress enhancing our mobility and shift planning products, thereby increasing our offerings to the existing markets we serve and to our installed-base, as well as expanding considerably our addressable market. We are offering ClickMobile as a stand-alone product or as part of our ServiceOptimization Suite. With Sybase as our partner and ClickMobile's device agnostic capabilities - running on iPhone, iPad, Android, Blackberry devices and others - we expect to see significant traction for our mobility offerings", Dr. BenBassat added.

Outlook
For 2011, the Company currently expects to achieve revenues in the approximate range of $81.5 to $85.0 million, representing about 15% to 20% growth over 2010. This outlook is based on $25.5 million in backlog and deferred revenues and current visibility into a growing sales pipeline.

Investors Conference Call
ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0610. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week or by calling (888) 782-4291 (international callers can dial +972-3-925-5900).

About ClickSoftware
ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of `continuous planning and scheduling' incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the `W6' concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware's solutions manage over 200,000 resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization.
The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and future rates of growth and expectations regarding future closing of contracts. For example, when we discuss our "Outlook" for 2011 revenues, continued growth in 2011, expected traction for our offerings and demand and visibility for future periods, we are using forward-looking statements. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Unaudited. In thousands, except share and per share amounts)

                                                           Three Months Ended
                                              December 31, 2010             December 31, 2009
                                          -------------------------    --------------------------
                                                            % of                          % of
                                                $         Revenues           $          Revenues
                                          -------------------------    --------------------------
Revenues:
    Software license                      $     6,769            37%   $     5,530             32%
    Services                                   11,707            63%        11,642             68%
                                          -------------------------    --------------------------
        Total revenues                         18,476           100%        17,172            100%
                                          -------------------------    --------------------------
Cost of revenues:
    Software license                              651             4%           379              2%
    Services                                    6,404            35%         5,703             33%
                                          -------------------------    --------------------------
        Total cost of revenues                  7,055            38%         6,082             35%
                                          -------------------------    --------------------------

Gross profit                                   11,421            62%        11,090             65%
                                          -------------------------    --------------------------
Operating expenses:
    Research and development costs, net         2,053            11%         1,798             10%
    Selling and marketing expenses              5,313            29%         4,451             26%
    General and administrative expenses         2,188            12%         1,702             10%
                                          -------------------------    --------------------------

        Total operating expenses                9,554            52%         7,951             46%
                                          -------------------------    --------------------------
Net income from operations                      1,867            10%         3,139             18%

Interest income (expense), net                     69             0%           (44)             0%
                                          -------------------------    --------------------------
Net income before taxes                   $     1,936            10%   $     3,095             18%
Tax expense (income), net                         343             2%          (705)            (4%)
                                          -------------------------    --------------------------
Net income                                $     1,593             9%   $     3,800             22%
                                          -------------------------    --------------------------

Net earnings per ordinary share:
Basic                                     $      0.05                  $      0.13
                                          -------------------------    --------------------------
Diluted                                   $      0.05                  $      0.12
                                          -------------------------    --------------------------
Shares used in computing basic
net income per share                       30,581,063                   30,232,763
                                          -------------------------    --------------------------
Shares used in computing diluted
net income per share                       32,169,050                   31,808,737
                                          -------------------------    --------------------------

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)

                                                                 Year Ended
                                              December 31, 2010             December 31, 2009
                                                 (Unaudited)                   (Audited)
                                          -------------------------    --------------------------
                                                            % of                          % of
                                                $         Revenues           $          Revenues
                                          -------------------------    --------------------------

Revenues:
    Software license                      $    25,825            36%   $    19,259             32%
    Services                                   45,194            64%        41,864             68%
                                          -------------------------    --------------------------
        Total revenues                         71,019           100%        61,123            100%
                                          -------------------------    --------------------------
Cost of revenues:
    Software license                            2,299             3%         1,980              3%
    Services                                   24,614            35%        18,851             31%
                                          -------------------------    --------------------------
        Total cost of revenues                 26,913            38%        20,831             34%
                                          -------------------------    --------------------------

Gross profit                                   44,106            62%        40,292             66%
                                          -------------------------    --------------------------
Operating expenses:
    Research and development costs, net         7,920            11%         6,499             11%
    Selling and marketing expenses             19,213            27%        16,240             27%
    General and administrative expenses         6,747            10%         6,423             11%
                                          -------------------------    --------------------------
        Total operating expenses               33,880            48%        29,162             48%
                                          -------------------------    --------------------------
Net income from operations                     10,226            14%        11,130             18%

Interest income, net                              189             0%           380              1%
                                          -------------------------    --------------------------
Net income before taxes                   $    10,415            15%   $    11,510             19%
Tax expense (income), net                       1,370             2%        (1,004)            (2%)
                                          -------------------------    --------------------------
Net income                                $     9,045            13%   $    12,514             20%
                                          -------------------------    --------------------------

Net earnings per ordinary share:
Basic                                     $      0.30                  $      0.43
                                          -------------------------    --------------------------
Diluted                                   $      0.28                  $      0.40
                                          -------------------------    --------------------------
Shares used in computing basic
net income per share                       30,415,679                   29,400,973
                                          -------------------------    --------------------------
Shares used in computing diluted
net income per share                       32,037,399                   31,137,238
                                          -------------------------    --------------------------

                         ClickSoftware Technologies Ltd.
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                           December 31, 2010   December 31, 2009
                                                              (Unaudited)           (Audited)
                                                              -------------------------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                 $   25,749           $   15,594
    Short term deposits                                           16,747               17,520
    Marketable securities                                          7,839                1,332
    Trade receivables, net                                        14,255               16,410
    Deferred taxes                                                 2,220                3,160
    Other receivables and prepaid expenses                         2,431                1,980
                                                              -------------------------------
            Total current assets                                  69,241               55,996
                                                              -------------------------------
PROPERTY AND EQUIPMENT
    Cost                                                           7,260                6,025
    Less - accumulated depreciation                                3,876                2,898
                                                              -------------------------------
            Property and Equipment, net                            3,384                3,127
                                                              -------------------------------
    Long term deposits                                               620                  528
    Other receivables and prepaid expenses                           364                   --
    Intangible assets, net                                         2,004                2,802
    Goodwill                                                       2,511                2,511
    Severance pay funds                                            1,703                1,485
                                                              -------------------------------
        Total Assets                                          $   79,827           $   66,449
                                                              ===============================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable and accrued expenses                     $   12,574           $   11,619
    Deferred revenues                                              7,957                6,711
                                                              -------------------------------
            Total current liabilities                             20,531               18,330
                                                              -------------------------------

LONG TERM LIABILITIES
    Accrued severance pay                                          3,431                2,879
    Deferred revenues                                              1,777                2,582
                                                              -------------------------------
            Total long term liabilities                            5,208                5,461
                                                              -------------------------------
            Total liabilities                                     25,739               23,791
                                                              -------------------------------
SHAREHOLDERS' EQUITY
    Ordinary shares of NIS 0.02 par value                            126                  124
    Additional paid-in capital                                    81,170               78,933
    Accumulated deficit                                          (27,393)             (36,438)
    Accumulated other comprehensive income                           228                   82
    Treasury stock, at cost: 39,000 shares                           (43)                 (43)
                                                              -------------------------------
            Total shareholders' equity                            54,088               42,658
                                                              -------------------------------
        Total Liabilities and shareholders' equity            $   79,827           $   66,449
                                                              ===============================

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                   Year Ended
                                                                      December 31, 2010   December 31, 2009
                                                                         (Unaudited)           (Audited)
                                                                         ---------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                           $    9,045             $   12,514
    Adjustments to reconcile net income to
    net cash provided by operating activities:
        Income and expense items not involving cash flows:
            Depreciation                                                      1,254                  1,032
            Amortization of deferred compensation                             1,169                    992
            Amortization of acquired intangible assets                          796                    366
            Severance pay, net                                                  334                    (41)
            Gain on marketable securities                                       (59)                    (2)
            Other                                                                 8                     22
        Changes in operating assets and liabilities:
            Decrease (Increase) in trade receivables                          2,155                 (8,585)
            Decrease (Increase) in deferred taxes                               940                 (1,220)
            Increase in other receivables                                      (669)                (1,021)

            Increase in accounts payable and accrued expenses                   955                  2,839
            Increase in deferred revenues                                       441                    650
                                                                         ---------------------------------
    Net cash provided by operating activities                            $   16,369             $    7,546
                                                                         ---------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
        Purchase of equipment                                                (1,517)                (2,057)
        Acquisition of intangible assets and goodwill in a
        business combination                                                     --                 (5,679)
        Decrease (Increase) in deposits                                         681                 (3,492)
        Investments in marketable securities                                 (8,451)                (2,425)
        Proceeds from sale of marketable securities                           2,003                  1,095
                                                                         ---------------------------------
    Net cash used in investment activities                               $   (7,284)            $  (12,558)
                                                                         ---------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
        Employee options exercised                                            1,070                  3,179
                                                                         ---------------------------------
    Net cash provided by financing activities                            $    1,070             $    3,179
                                                                         ---------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                             10,155                 (1,833)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                             15,594                 17,427
                                                                         ---------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                               $   25,749             $   15,594
                                                                         ---------------------------------

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (Unaudited. In thousands, except per share amounts)

                                                                     Three Months Ended
                                                        December 31, 2010           December 31, 2009
                                                    ------------------------     ------------------------
                                                                      % of                         % of
                                                        $           Revenues          $          Revenues
                                                    ------------------------     ------------------------
GAAP Net income                                     $   1,593              9%    $   3,800             22%
Share-based compensation (1)                              328                          302
Amortization of intangible assets (2)                     199                          160
Deferred taxes                                            120                         (790)
                                                    ------------------------     ------------------------
Non-GAAP Net income                                 $   2,240             12%    $   3,472             20%
                                                    ------------------------     ------------------------

GAAP Earnings per share (diluted)                   $    0.05                    $    0.12
Share-based compensation                                 0.01                         0.01
Amortization of intangible assets                        0.01                         0.00
Deferred taxes                                           0.00                        (0.02)
                                                    ------------------------     ------------------------
Non-GAAP Earnings per share (diluted)               $    0.07                    $    0.11
                                                    ------------------------     ------------------------

(1) Share-based compensation:
        Cost of services                                   42                           35
        Research and development costs, net                36                           32
        Selling and marketing expenses                     81                           73
        General and administrative expenses               169                          162
                                                    ------------------------     ------------------------
                                                    $     328                    $     302
                                                    ------------------------     ------------------------

(2) Amortization of intangible assets:
        Cost of revenues                                  170                          130
        Research and development costs, net                29                           30
                                                    ------------------------     ------------------------
                                                    $     199                    $     160
                                                    ------------------------     ------------------------

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (Unaudited. In thousands, except per share amounts)

                                                                         Year Ended
                                                        December 31, 2010           December 31, 2009
                                                    ------------------------     ------------------------
                                                                      % of                         % of
                                                        $           Revenues          $          Revenues
                                                    ------------------------     ------------------------
GAAP Net income:                                    $   9,045             13%    $  12,514             20%
Share-based compensation (1)                            1,169                          992
Amortization of intangible assets (2)                     796                          366
Deferred taxes                                            940                       (1,220)
                                                    ------------------------     ------------------------
Non-GAAP Net income                                 $  11,950             17%    $  12,652             21%
                                                    ------------------------     ------------------------

GAAP Earnings per share (diluted)                   $    0.28                    $    0.40
Share-based compensation                                 0.04                         0.03
Amortization of intangible assets                        0.02                         0.01
Deferred taxes                                           0.03                        (0.03)
                                                    ------------------------     ------------------------
Non-GAAP Earnings per share (diluted)               $    0.37                    $    0.41
                                                    ------------------------     ------------------------

(1) Share-based compensation:
        Cost of services                                  170                          132
        Research and development costs, net               145                          120
        Selling and marketing expenses                    334                          266
        General and administrative expenses               520                          474
                                                    ------------------------     ------------------------
                                                    $   1,169                    $     992
                                                    ------------------------     ------------------------

(2) Amortization of intangible assets:
        Cost of revenues                                  678                          278
        Research and development costs, net               118                           88
                                                    ------------------------     ------------------------
                                                    $     796                    $     366
                                                    ------------------------     ------------------------